                                                         SOLAR ENERGY LIMITED
                                                      145-925 West Georgia Street
                                                  Vancouver, British Columbia V6C 3L2

August 28, 2006

Scott Ruggiero
Mail Stop 3561
Division of Corporate Finance
450 Fifth Street, N.W.
United States Securities and Exchange Commission
Washington, D.C.  20549-0405

          RE:      Solar Energy Limited
                   Form 10-KSB/A for Fiscal Year Ended December 31, 2004
                   Filed May 16, 2005
                   Form 10-QSB for the Quarterly Period Ended September 30, 2005
                   Filed November 21, 2005
                   Form 10-KSB for the Fiscal Year Ended December 31, 2005
                   Filed April 17, 2006
                   File No. 1-14791

Dear Mr. Ruggiero:

Thank you for your comments dated May 11, 2006 related to our disclosure on Form 10-KSB for the year ended December 31, 2005. We enclose a copy of our Form 10-KSB/A and our Form 10-QSB/A for the period ended March 31, 2006 with a redlined copy of each filing for your reference.

We submit this response letter electronically and by overnight delivery.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Andrew Wallace
         Chief Executive Officer
         Solar Energy Limited
         145-925 West Georgia Street
         Vancouver, British Columbia, V6C 3L2,       Canada
         Telephone: (604) 669-4771
         Facsimile: (604) 669-4731

The following are our detailed responses to your comments.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Balance Sheets, page F-3

1.       We note your presentation of the derivatives liability line item on your December 31, 2005 balance sheet. We further note your disclosure in Note 9 related to warrants issued as financing expense. Please explain to us why you accounted for these warrants as a derivative liability. Please be detailed in your response and cite the authoritative GAAP you relied upon to reach your conclusion. We may have further comment after reading your response.

Response:
         Our presentation of the derivatives liability line item on our December 31, 2005 balance sheet was in error. The error arose from an assumption that the warrants were to be registered. On, further review of warrant documentation, we realized that there was no provision for the registration of the warrants. Therefore, we have revised our financial statements to allocate the $963,500 fair value of the warrants from Derivatives to Additional Paid In Capital. The offsetting financing expense of the same amount did not change.

2.        We note your $3.5 million goodwill impairment charge in your 2005 consolidated statement of operations. Please tell us and revise your disclosure to describe the methodology you used to evaluate goodwill for impairment. Please also include a description of facts and circumstances leading to the goodwill impairment charge. Refer to paragraph 46 of SFAS No. 142.

Response:
         The $3.5 million in goodwill impairment charges is the aggregate of $2.0 million from D2 Fusion, Inc. and $1.5 million from
         Planktos, Inc. The full purchase price of both D2 Fusion, Inc. and Planktos, Inc. is allocated to goodwill since the financial statements of both D2 Fusion, Inc. and Planktos, Inc. reflected negative net asset values as of the respective dates of acquisition. Under SFAS No. 142, goodwill must be tested at least annually for impairment using a two step process, the first process is to test the carrying value of the reporting unit's goodwill versus the fair value of that goodwill. The second process is to test if the carrying value of the goodwill exceeds the fair value of the goodwill, if so the carrying value of the goodwill is then compared to the fair value of the goodwill to measure the amount of goodwill impairment loss, if any.

         Under the first test the carrying value for both reporting units was nil because each of the companies are in the research and development stage of developing separate intellectual properties. Neither reporting unit has earned any revenues from their respective technologies or proven that their respective technologies are commercially viable. The fair value of each reporting unit was determined by evaluating the present value of discounted cash flows, considering prices realized for similar assets, and the absence of independent appraisals. Since there are no revenues or cash flow, revenue multiple valuation techniques cannot be used to determine fair value. Further, both reporting units rely on technologies that are innovative which prevents any meaningful comparison to similar assets and inhibits any reliable appraisal by an independent body for technologies have not been proved to be commercially viable.

         The second test compares fair value against  goodwill,  if it is  acknowledged  that the goodwill for D2 Fusion,  Inc. is $2.0 million and for  Planktos,  Inc. is $1.5 million  while the fair value of both  reporting  entities is nil,  then the goodwill attributed  to D2 Fusion,  Inc.  and  Planktos,  Inc.  must be written  down to nil.  The  result is a $3.5  million  goodwill impairment charge.

         For additional disclosure, see revised Note 1(j) on the financial statements.

Notes to the Consolidated Financial Statements, page F-12

3.        We note your disclosures related to your acquisition of Planktos, Inc. and D2Fusion, Inc. It appears that you recognized the entire purchase price of each subsidiary as goodwill. Please tell us how you determined the fair value of each subsidiary upon acquisition including any consideration given as to whether or not your acquired intangible assets such as intellectual property, research and development, or customer relationships. Please revise to include the following disclosures related to your 2005 business acquisitions.

a.       The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill;
b.       The period for which the results of operations of the acquired entities are included in the income statement of the combined entity; and
c.       Condensed balance sheets disclosing the amount assigned to each major asset and liability caption of the acquired entities at the acquisition dates.

          Refer to paragraph 51 of SFAS No. 141.

          Please also include in your footnotes supplemental information on a pro forma basis that includes the results of operations for 2005 and 2004 as if the combinations had been completed as of January 1, 2004. Refer to paragraph 54 of SFAS No. 141.

Response:
         Goodwill was calculated as follows:

         Planktos, Inc. - August 10, 2005

         Assets
                  Cash                                         $     43,228
         Liabilities
                  Loan payable                                 $     74,855
         Stockholders' Equity
         Deficit                                               $    (31,627)

         Total Liabilities and Stockholders' Equity            $     43,228

         Purchase price                                        $ 1,500,000
         Net assets adjusted to nil                                   0

         Goodwill                                              $ 1,500,000

         Planktos was incorporated on February 10, 2005 as a new entity to fund and bring to commercial production its proprietary greenhouse emission intellectual property which it acquired from Mr. Russ George. No value was set up on the Planktos
         Balance Sheet for this technology since no independent appraisal was obtained.

         D2 Fusion, Inc. - August 18, 2005

         Assets
                  Cash                                         $      95,571
         Liabilities
                  Loan payable                                 $     149,855
         Stockholders' Equity
         Deficit                                               $    (54,284)

         Total Liabilities and Stockholders' Equity            $      95,571

         Purchase price                                        $ 2,000,000
         Net assets adjusted to nil                                      0

         Goodwill                                              $ 2,000,000

         D2 Fusion was incorporated on March 2, 2005 as a new entity to fund and bring to commercial production its proprietary solid-state fusion intellectual property which it acquired from Mr. Russ George. No value was set up on the D2 Fusion
         Balance Sheet for this technology since no independent appraisal was obtained.

         See our response to comment 2 above for additional information on fair value of Planktos, Inc. and D2 Fusion, Inc. and financial statements for additional note disclosure on a pro forma basis.

4.        We have reviewed your response to our prior comment number 7. Please revise your financial statements to recognize a provision for the estimated loss on your contract with Diatom. Please be advised that a provision for the entire loss on the contract should be made in the period when the estimates of total contract revenue and contract cost indicate loss.

Response:
         We have revised our financial statements to recognize a provision for the estimated loss on our contract with Diatom. Please see our financial statements for these revisions.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing on Form 10-KSB for the year ended December 31, 2005, please contact me.  I may be reached at (604)
669-4771.

Sincerely,

/s/ Andrew Wallace
Andrew Wallace
Chief Executive Officer

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